UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: _____ May 4, 2011 _____
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Street Chicago, Illinois 60601-6207 (312) 228-5400	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   **Results of Operations and Financial Condition**

On May 4, 2011, Integrys Energy Group, Inc. will issue a news release reporting its financial results for the quarter ended March 31, 2011. A copy of the news release is filed with this Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Integrys Energy Group will hold an earnings conference call on May 5, 2011, to discuss the 2011 financial performance of Integrys Energy Group and its subsidiaries. For information on how to participate in the conference call, see the news release attached as Exhibit 99.1.

Item 9.01   **Financial Statements and Exhibits.**

(a)   Not applicable.

(b)   Not applicable.

(c)   Not applicable.

(d)   <u>Exhibits</u>. The following exhibit is being filed herewith:

99.1   News Release dated May 4, 2011, reporting Integrys Energy Group, Inc. financial results for the quarter ended March 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By: /s/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice President and Chief Financial Officer

Date: May 4, 2011

INTEGRYS ENERGY GROUP, INC.

Exhibit Index to Form 8-K
Dated May 4, 2011

Exhibit
Number

99.1   News Release dated May 4, 2011, reporting Integrys Energy Group, Inc. financial results for
           the quarter ended March 31, 2011.



Exhibit 99.1

integrys®

Integrys Energy Group, Inc.

NEWS RELEASE

For Immediate Release
May 4, 2011

Contact: Steven P. Eschbach, CFA
Vice President – Investor Relations
Integrys Energy Group, Inc.
(312) 228-5408

Integrys Energy Group, Inc. Reports Improved 2011 First Quarter Consolidated Financial Results

Chicago – May 4, 2011 – Integrys Energy Group, Inc. (NYSE: TEG) achieved improved earnings for the first quarter of 2011 compared with the first quarter of 2010 on both a GAAP (generally accepted accounting principles) and adjusted basis.

Net income attributed to common shareholders on a GAAP basis was $122.7 million ($1.56 diluted earnings per share) for the quarter ended March 31, 2011, compared with $49.7 million ($0.64 diluted earnings per share) for the quarter ended March 31, 2010.

Excluding the effects of certain items that are not comparable from one period to the next, Integrys Energy Group's adjusted earnings were $123.6 million ($1.57 diluted earnings per share – adjusted) for the quarter ended March 31, 2011, compared with adjusted earnings of $115.5 million ($1.49 diluted earnings per share – adjusted) for the quarter ended March 31, 2010, an increase of $8.1 million quarter over quarter.

"I am pleased with the improved financial results for Integrys Energy Group for the first quarter of 2011, which demonstrates that our portfolio of businesses and investments can improve the quality of our bottom line results," said Charles A. Schrock, Chairman, President and Chief Executive Officer of Integrys Energy Group. "Focused efforts on operational excellence and cost control by all of our employees enabled us to maintain our guidance for 2011 diluted earnings per share – adjusted as presented in February 2011."

Management believes that adjusted earnings and diluted earnings per share – adjusted are useful measures for providing investors with additional insight into our operating performance. Two schedules, which are included at the end of this news release as well as in the supplemental data package on Integrys Energy Group's website, provide details on these non-GAAP measures. These schedules are titled "Diluted Earnings Per Share Information – Non-GAAP Financial Information" and "Non-GAAP Financial Information Reported by Segment."

Significant drivers of the $8.1 million increase in adjusted earnings are described below, by reportable segment. Unless otherwise noted, the discussion below relates to adjusted earnings, and all dollar amounts are reported on an after-tax basis.

- During the first quarter of 2011, the regulated natural gas utility segment recognized adjusted earnings of $77.2 million, compared with adjusted earnings of $76.2 million during the same quarter in 2010. The $1.0 million increase in adjusted earnings was driven by the approximate $2 million impact of net rate increases at certain of the natural gas utilities.

- During the first quarter of 2011, the regulated electric utility segment recognized adjusted earnings of $25.2 million, compared with adjusted earnings of $30.6 million during the same quarter in 2010. The $5.4 million decrease in adjusted earnings primarily resulted from:

  - An approximate $5 million decrease primarily due to a decrease in WPS's revenue from the previous rate order, which is the result of a lower authorized return on common equity, lower rate base, and other reduced costs reflected in the current rate order. In addition, the current WPS rate order reflected customer growth that did not materialize, which impacts the decoupling mechanism.

  - An approximate $2 million decrease driven by higher quarter-over-quarter fuel and purchased power costs related to retail sales.

  - A partially offsetting $2.1 million decrease in operating expenses, driven by a decrease in depreciation and amortization and reduced labor costs.

- Adjusted earnings from Integrys Energy Group's investment in American Transmission Company decreased $0.2 million, to $11.4 million in the first quarter of 2011, from $11.6 million in the first quarter of 2010.

- Adjusted earnings for Integrys Energy Services increased $5.9 million, to $11.6 million for the first quarter of 2011, from $5.7 million for the first quarter of 2010, driven by:

  - An approximate $3 million increase in adjusted earnings due to a quarter-over-quarter change in the effective tax rate, driven by decreased tax expense due to the re-valuation of deferred tax assets.

  - A $1.4 million decrease in employee payroll and benefit expenses, primarily related to the reduction in workforce at Integrys Energy Services as a result of the strategy change announced by management in the first quarter of 2010.

- The holding company and other segment recognized an adjusted net loss of $1.8 million during the first quarter of 2011, compared with an adjusted net loss of $8.6 million during the first quarter of 2010. The $6.8 million decrease in adjusted net loss was driven by lower credit facility fees in 2011 and higher intercompany fees related to a credit agreement established in the second quarter of 2010 between the holding company and Integrys Energy Services.

EARNINGS FORECAST

Our guidance range for 2011 consolidated diluted earnings per share on a GAAP basis is between $3.27 and $3.60. This guidance assumes operational improvements and rate relief for certain utilities, the availability of generation units, and normal weather conditions for the rest of 2011.

Our guidance range for 2011 consolidated diluted earnings per share – adjusted remains between $3.24 and $3.57. This guidance is adjusted for certain items that are not comparable from one period to the next. Please see the "Diluted Earnings Per Share Guidance Information" included at the end of this news release and in the supplemental data package on the company's website for more detailed information on earnings guidance.

Integrys Energy Group expects a long-term diluted earnings per share – adjusted growth rate of 4% to 6% on an average annualized basis, using 2011 as the base year, through 2015.

Integrys Energy Group's management will discuss earnings guidance for 2011 during the earnings conference call at 8 a.m. CDT on Thursday, May 5, 2011.

SUPPLEMENTAL DATA PACKAGE

Concurrent with this news release, a supplemental data package has been posted on Integrys Energy Group's corporate website that includes this narrative news release, as well as financial statements, non-GAAP financial information, diluted earnings per share guidance information, and supplemental quarterly financial information by reportable segment.

CONFERENCE CALL

An earnings conference call is scheduled for 8 a.m. CDT on Thursday, May 5, 2011. Integrys Energy Group will discuss 2011 first quarter financial results, as well as future prospects. To access the call, which is open to the public, call 888-788-9425 (toll free) 15 minutes prior to the scheduled start time. Callers will be required to supply EARNINGS as the passcode and MR. STEVEN ESCHBACH as the leader. Callers will be placed on hold with music until the call begins. A replay of the conference call will be available through August 2, 2011, by dialing 866-455-0587 (toll free).

Investors may also listen to the conference live on Integrys Energy Group's corporate website at
http://www.integrysgroup.com/investor/presentations.aspx. An archive of the webcast will be
available on the company's website at
http://www.integrysgroup.com/investor/presentations.aspx.

In conjunction with this conference call, Integrys Energy Group will post on its website
PowerPoint slides that will be referred to within the prepared remarks during the call. The
slides will be available at 6 a.m. CDT on May 5.

FORWARD-LOOKING STATEMENTS

Financial results in this news release are unaudited. In this news release, Integrys Energy Group
and its subsidiaries make statements concerning expectations, beliefs, plans, objectives, goals,
strategies, and future events or performance. Such statements are "forward-looking
statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as
amended. Forward-looking statements are subject to assumptions and uncertainties; therefore,
actual results may differ materially from those expressed or implied by such forward-looking
statements. Although Integrys Energy Group and its subsidiaries believe that these forward-
looking statements and the underlying assumptions are reasonable, they cannot provide
assurance that such statements will prove correct.

Forward-looking statements include, among other things, statements concerning management's
expectations and projections regarding earnings, regulatory matters, fuel and natural gas costs,
sources of electric energy supply, coal and natural gas deliveries, remediation costs,
environmental expenditures, liquidity and capital resources, trends, estimates, completion of
construction projects, and other matters.

Forward-looking statements involve a number of risks and uncertainties. Some risks that could
cause results to differ from any forward-looking statement include those described in Item 1A of
Integrys Energy Group's Annual Report on Form 10-K for the year ended December 31, 2010, as
may be amended or supplemented in our Quarterly Reports on Form 10-Q. Other risks and
uncertainties include, but are not limited to:

●   Resolution of pending and future rate cases and negotiations (including the recovery of
     deferred costs) and other regulatory decisions impacting Integrys Energy Group's
     regulated businesses;
●   The individual and cumulative impact of recent and future federal and state regulatory
     changes, including legislative and regulatory initiatives regarding deregulation and
     restructuring of the electric and natural gas utility industries; financial reform; healthcare
     reform; changes in environmental and other regulations, including but not limited to,

greenhouse gas emissions, other environmental regulations impacting coal-fired generation facilities, energy efficiency mandates, renewable energy standards, and reliability standards; and changes in tax and other laws and regulations to which Integrys Energy Group and its subsidiaries are subject;

- Current and future litigation and regulatory proceedings, enforcement actions or inquiries, including but not limited to, manufactured gas plant site cleanup, third-party intervention in permitting and licensing projects, compliance with Clean Air Act requirements at generation plants, and prudence and reconciliation of costs recovered in revenues through automatic gas cost recovery mechanisms;

- The impacts of changing financial market conditions, credit ratings, and interest rates on the liquidity and financing efforts of Integrys Energy Group and its subsidiaries;

- The residual risks related to exiting parts of Integrys Energy Group's nonregulated energy services business, including settling certain provisions of the related sales agreements at costs greater than anticipated;

- The risks associated with changing commodity prices (particularly natural gas and electricity) and the available sources of fuel, natural gas, and purchased power, including their impact on margins, working capital, and liquidity requirements;

- Resolution of audits or other tax disputes with the United States Internal Revenue Service and various state, local, and Canadian revenue agencies;

- The effects, extent, and timing of additional competition or regulation in the markets in which Integrys Energy Group's subsidiaries operate;

- The retention of market-based rate authority;

- The risk associated with the value of goodwill or other intangibles and their possible impairment;

- Investment performance of employee benefit plan assets and the related impact on future funding requirements;

- Changes in technology, particularly with respect to new, developing, or alternative sources of generation;

- Effects of and changes in political and legal developments, as well as economic conditions and the related impact on customer demand, including the ability to attract and retain customers for the nonregulated energy services business and to adequately forecast energy usage for Integrys Energy Group's customers;

- Potential business strategies, including mergers, acquisitions, and construction or disposition of assets or businesses, which cannot be assured to be completed timely or within budgets;

- The direct or indirect effects of terrorist incidents, natural disasters, or responses to such events;

- The effectiveness of risk management strategies, the use of financial and derivative instruments, and the ability to recover costs from customers in rates associated with the use of those strategies and financial and derivative instruments;

- The risk of financial loss, including increases in bad debt expense, associated with the inability of Integrys Energy Group's and its subsidiaries' counterparties, affiliates, and customers to meet their obligations;
- Customer usage, weather, and other natural phenomena;
- The utilization of tax credit and loss carryforwards;
- Contributions to earnings by non-consolidated equity method and other investments, which may vary from projections;
- The effect of accounting pronouncements issued periodically by standard-setting bodies; and
- Other factors discussed in the 2010 Annual Report on Form 10-K and in other reports filed by Integrys Energy Group from time to time with the United States Securities and Exchange Commission.

Except to the extent required by the federal securities laws, Integrys Energy Group and its subsidiaries undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

About Integrys Energy Group, Inc.

Integrys Energy Group is a diversified holding company with regulated utility operations operating through six wholly owned subsidiaries: Wisconsin Public Service Corporation, The Peoples Gas Light and Coke Company, North Shore Gas Company, Upper Peninsula Power Company, Michigan Gas Utilities Corporation, and Minnesota Energy Resources Corporation; nonregulated operations through its wholly owned subsidiary, Integrys Energy Services, Inc.; and a 34% equity ownership interest in American Transmission Company LLC (an electric transmission company operating in Wisconsin, Michigan, Minnesota, and Illinois).

More information about Integrys Energy Group, Inc. is available online at www.integrysgroup.com.

-- Unaudited Financial Statements to Follow --

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)	Three Months Ended March 31	
(Millions, except per share data)	2011	2010
Utility revenues	$1,168.7	$1,256.6
Nonregulated revenues	458.4	646.8
Total revenues	**1,627.1**	1,903.4
Utility cost of fuel, natural gas, and purchased power	660.7	741.5
Nonregulated cost of fuel, natural gas, and purchased power	404.0	639.6
Operating and maintenance expense	264.7	270.8
Net (gain) loss on Integrys Energy Services' dispositions related to strategy change	(0.1)	39.8
Depreciation and amortization expense	62.3	64.1
Taxes other than income taxes	26.8	28.2
Operating income	**208.7**	119.4
Miscellaneous income	21.2	20.4
Interest expense	(34.8)	(39.4)
Other expense	**(13.6)**	(19.0)
Income before taxes	195.1	100.4
Provision for income taxes	71.7	50.0
Net income from continuing operations	**123.4**	50.4
Discontinued operations, net of tax	0.1	0.1
Net income	**123.5**	50.5
Preferred stock dividends of subsidiary	(0.8)	(0.8)
Net income attributed to common shareholders	**$122.7**	$49.7
Average shares of common stock		
Basic	**78.3**	76.9
Diluted	**78.6**	77.2
Earnings per common share (basic)		
Net income from continuing operations	**$1.57**	$0.65
Discontinued operations, net of tax	**-**	-
Earnings per common share (basic)	**$1.57**	$0.65
Earnings per common share (diluted)		
Net income from continuing operations	**$1.56**	$0.64
Discontinued operations, net of tax	**-**	-
Earnings per common share (diluted)	**$1.56**	$0.64
Dividends per common share declared	**$0.68**	$0.68

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)	March 31	December 31
(Millions)	2011	2010
Assets		
Cash and cash equivalents	**$195.3**	$179.0
Collateral on deposit	**37.6**	33.3
Accounts receivable and accrued unbilled revenues, net of reserves of $43.1 and $41.9, respectively	**873.0**	832.1
Inventories	**93.7**	247.9
Assets from risk management activities	**186.9**	236.9
Regulatory assets	**76.0**	117.9
Deferred income taxes	**77.8**	67.7
Prepaid federal income tax and taxes receivable	**141.2**	142.7
Other current assets	**189.3**	192.9
Current assets	**1,870.8**	2,050.4
Property, plant, and equipment, net of accumulated depreciation of $2,944.3 and $2,900.2, respectively	**4,997.9**	5,013.4
Regulatory assets	**1,493.2**	1,495.1
Assets from risk management activities	**79.1**	89.4
Goodwill	**642.5**	642.5
Other long-term assets	**540.1**	526.0
Total assets	**$9,623.6**	$9,816.8
Liabilities and Equity		
Short-term debt	**$67.9**	$10.0
Current portion of long-term debt	**150.9**	476.9
Accounts payable	**409.1**	453.0
Liabilities from risk management activities	**230.7**	289.6
Accrued taxes	**108.5**	90.2
Regulatory liabilities	**77.0**	75.7
Temporary LIFO liquidation credit	**119.2**	–
Other current liabilities	**213.5**	262.4
Current liabilities	**1,376.8**	1,657.8
Long-term debt	**2,161.7**	2,161.6
Deferred income taxes	**945.2**	860.5
Deferred investment tax credits	**45.0**	45.2
Regulatory liabilities	**323.2**	316.2
Environmental remediation liabilities	**641.7**	643.9
Pension and other postretirement benefit obligations	**512.2**	603.4
Liabilities from risk management activities	**95.3**	99.7
Asset retirement obligations	**325.1**	320.9
Other long-term liabilities	**145.1**	150.6
Long-term liabilities	**5,194.5**	5,202.0
Commitments and contingencies		
Common stock - $1 par value; 200,000,000 shares authorized; 78,225,735 shares issued;		
77,855,023 shares outstanding	**78.2**	77.8
Additional paid-in capital	**2,558.5**	2,540.4
Retained earnings	**420.7**	350.8
Accumulated other comprehensive loss	**(40.2)**	(44.7)
Shares in deferred compensation trust	**(16.1)**	(18.5)
Total common shareholders' equity	**3,001.1**	2,905.8
Preferred stock of subsidiary - $100 par value; 1,000,000 shares authorized;		
511,882 shares issued; 510,495 shares outstanding	**51.1**	51.1
Noncontrolling interest in subsidiaries	**0.1**	0.1
Total liabilities and equity	**$9,623.6**	$9,816.8

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)	Three Months Ended March 31	
(Millions)	2011	2010
Operating Activities		
Net income	**$123.5**	$50.5
Adjustments to reconcile net income to net cash provided by operating activities		
Discontinued operations, net of tax	**(0.1)**	(0.1)
Depreciation and amortization expense	**62.3**	64.1
Recoveries and refunds of regulatory assets and liabilities	**13.5**	14.6
Net unrealized losses on nonregulated energy contracts	**0.7**	71.7
Bad debt expense	**11.5**	14.4
Pension and other postretirement expense	**21.1**	20.9
Pension and other postretirement contributions	**(106.4)**	(1.2)
Deferred income taxes and investment tax credits	**67.2**	27.4
(Gain) loss on sale of assets	**(0.1)**	38.6
Equity income, net of dividends	**(3.0)**	(3.2)
Other	**10.2**	(20.7)
Changes in working capital		
Collateral on deposit	**(5.2)**	(54.7)
Accounts receivable and accrued unbilled revenues	**(50.1)**	(71.5)
Inventories	**152.7**	200.8
Other current assets	**28.3**	17.5
Accounts payable	**(23.8)**	(24.4)
Temporary LIFO liquidation credit	**119.2**	131.3
Other current liabilities	**(26.0)**	(56.6)
Net cash provided by operating activities	**395.5**	419.4
Investing Activities		
Capital expenditures	**(51.2)**	(63.2)
Proceeds from the sale or disposal of assets	**1.1**	55.7
Capital contributions to equity method investments	**(6.2)**	(5.1)
Other	**0.1**	(3.2)
Net cash used for investing activities	**(56.2)**	(15.8)
Financing Activities		
Short-term debt, net	**57.9**	(49.4)
Proceeds from sale of borrowed natural gas	**-**	20.7
Purchase of natural gas to repay natural gas loans	**-**	(2.0)
Repayment of long-term debt	**(325.0)**	(50.0)
Payment of dividends		
Preferred stock of subsidiary	**(0.8)**	(0.8)
Common stock	**(47.4)**	(46.5)
Issuance of common stock	**7.2**	7.7
Payments made on derivative contracts related to divestitures classified as financing activities	**(11.1)**	(66.9)
Other	**(3.8)**	(1.9)
Net cash used for financing activities	**(323.0)**	(189.1)
Change in cash and cash equivalents - continuing operations	**16.3**	214.5
Change in cash and cash equivalents - discontinued operations		
Net cash provided by investing activities	**-**	0.1
Net change in cash and cash equivalents	**16.3**	214.6
Cash and cash equivalents at beginning of period	**179.0**	44.5
Cash and cash equivalents at end of period	**$195.3**	$259.1

Integrys Energy Group, Inc.

Diluted Earnings Per Share Information – Non-GAAP Financial Information

Non-GAAP Financial Information

Integrys Energy Group prepares financial statements in accordance with accounting principles generally accepted in the United States (GAAP). Along with this information, we disclose and discuss diluted earnings per share (EPS) – adjusted and adjusted earnings (loss), which are non-GAAP measures. Management uses these measures in its internal performance reporting and for reports to the Board of Directors. We disclose these measures in our quarterly earnings releases, on investor conference calls, and during investor conferences and related events. Management believes that diluted EPS – adjusted and adjusted earnings (loss) are useful measures for providing investors with additional insight into our operating performance because they eliminate the effects of certain items that are not comparable from one period to the next. Therefore, these measures allow investors to better compare our financial results from period to period. The presentation of this additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in conformance with GAAP.

Actual Quarter Results for Periods Ended March 31, 2011 and 2010

	Three Months Ended March 31	
	2011	2010
Diluted EPS	$1.56	$0.64
Special Items (net of taxes):		
Restructuring expense	0.01	0.02
Net noncash losses related to derivative and inventory accounting activities at Integrys Energy Services	-	0.37
Net loss on dispositions related to Integrys Energy Services' strategy change	-	0.31
Deferred income tax expense resulting from enactment of federal health care reform legislation	-	0.15
Diluted EPS – adjusted	$1.57	$1.49
Average Shares of Common Stock – Diluted *(in millions)*	78.6	77.2

Integrys Energy Group, Inc.

Non-GAAP Financial Information Reported by Segment

Net income (loss) attributed to common shareholders is adjusted by reportable segment for special items and their financial impact for the quarters ended March 31, 2011 and 2010.

March 31, 2011

(Millions)	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Net income (loss) attributed to common shareholders	$77.2	$25.1	$11.4	$11.6	$(0.8)	$(1.8)	$122.7
Special Items (net of taxes)							
Restructuring expense	-	0.1	-	-	0.6	-	0.7
Net noncash losses related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	0.4	-	0.4
Net gain on dispositions related to Integrys Energy Services' strategy change	-	-	-	-	(0.1)	-	(0.1)
Discontinued operations	-	-	-	-	(0.1)	-	(0.1)
Adjusted earnings (loss)	**$77.2**	**$25.2**	**$11.4**	**$11.6**	**$ -**	**$(1.8)**	**$123.6**

March 31, 2010

(Millions)	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Net income (loss) attributed to common shareholders	$69.7	$26.1	$11.6	$5.7	$(54.0)	$(9.4)	$49.7
Special Items (net of taxes)							
Restructuring expense	-	-	-	-	1.6	-	1.6
Net noncash losses related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	28.6	-	28.6
Net loss on dispositions related to Integrys Energy Services' strategy change	-	-	-	-	23.9	-	23.9
Deferred income tax expense resulting from enactment of federal health care reform legislation	6.5	4.5	-	-	-	0.8	11.8
Discontinued operations	-	-	-	-	(0.1)	-	(0.1)
Adjusted earnings (loss)	**$76.2**	**$30.6**	**$11.6**	**$5.7**	**$ -**	**$(8.6)**	**$115.5**

Integrys Energy Group, Inc.

Non-GAAP Financial Information Reported by Segment

Diluted earnings per share is adjusted by reportable segment for special items and their financial impact on diluted earnings per share for the quarters ended March 31, 2011 and 2010.

March 31, 2011	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Diluted EPS	$0.98	$ 0.32	$ 0.14	$ 0.15	$(0.01)	$(0.02)	$ 1.56
Special Items (net of taxes)							
Restructuring expense	-	-	-	-	0.01	-	0.01
Net noncash losses related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	-	-	-
Net gain on dispositions related to Integrys Energy Services' strategy change	-	-	-	-	-	-	-
Discontinued operations	-	-	-	-	-	-	-
Diluted EPS – adjusted	**$0.98**	**$ 0.32**	**$ 0.14**	**$ 0.15**	**$ -**	**$(0.02)**	**$ 1.57**

March 31, 2010	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Diluted EPS	$0.90	$0.34	$0.15	$0.07	$(0.70)	$(0.12)	$0.64
Special Items (net of taxes)							
Restructuring expense	-	-	-	-	0.02	-	0.02
Net noncash losses related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	0.37	-	0.37
Net loss on dispositions related to Integrys Energy Services' strategy change	-	-	-	-	0.31	-	0.31
Deferred income tax expense resulting from enactment of federal health care reform legislation	0.08	0.06	-	-	-	0.01	0.15
Discontinued operations	-	-	-	-	-	-	-
Diluted EPS – adjusted	**$0.98**	**$0.40**	**$0.15**	**$0.07**	**$ -**	**$(0.11)**	**$1.49**

Integrys Energy Group, Inc.

Diluted Earnings Per Share Guidance Information

2011 Diluted EPS Guidance	Potential 2011	
	Low Scenario	**High Scenario**
Regulated natural gas utility segment	$1.11	$ 1.19
Regulated electric utility segment	1.19	1.33
Electric transmission investment segment	0.59	0.61
Integrys Energy Services		
Core	0.52	0.57
Other	0.03	0.03
Holding company and other segment	(0.17)	(0.13)
Diluted EPS	**$3.27**	**$3.60**
Average Shares of Common Stock – Diluted *(in millions)*	**79.0**	**79.0**

Information on Special Items:
Diluted earnings per share guidance is adjusted for special items and their financial impact on the diluted earnings per share guidance for 2011.

Diluted EPS	**$3.27**	**$3.60**
Special Items (net of taxes)		
Net noncash gains related to derivative and inventory accounting activities at Integrys Energy Services	(0.04)	(0.04)
Restructuring expense	0.01	0.01
Diluted EPS – adjusted	**$3.24**	**$3.57**
Average Shares of Common Stock – Diluted *(in millions)*	**79.0**	**79.0**

Key Assumptions for 2011:
- Operational improvements and rate relief for certain utilities
- Availability of generation units
- Normal weather conditions for the rest of 2011